P.O. Box 26969 • Greensboro, NC 27419-6969 • (336) 316-4000

March 5, 2004

Dear Stockholder:

        We are pleased to inform you that Guilford Mills, Inc. ("Guilford") has entered into a merger agreement with GMI Merger Corporation ("Purchaser") and GMI Holding Corporation, affiliates of Cerberus Capital Management, L.P., an investment firm based in New York, pursuant to which Purchaser has commenced a tender offer to purchase all of the outstanding shares of Guilford's Common Stock (the "Common Stock") for $19.00 per share in cash. The tender offer will be followed by a merger, in which each share of Common Stock not purchased in the tender offer will be converted into the right to receive in cash the same price paid in the tender offer.

        Your Board of Directors has determined that the merger agreement, Purchaser's offer and the merger are advisable and in the best interests of Guilford's stockholders and unanimously recommends that the holders of Guilford's Common Stock accept Purchaser's offer and tender their shares of Common Stock in the offer.

        In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of Guilford's financial advisors, Goldman, Sachs & Co. ("Goldman Sachs"), dated February 27, 2004 that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $19.00 per share in cash to be received by the holders of Guilford's Common Stock in the offer and the merger is fair from a financial point of view to such holders. Goldman Sachs' opinion is included as Annex B to the attached Schedule 14D-9. You should read the opinion carefully in its entirety.

        Enclosed are Purchaser's Offer to Purchase, dated March 5, 2004, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

Michael T. Monahan Chairman of the Board	John A. Emrich President and Chief Executive Officer